06009973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46003

RECEIVED
MAR 01 2006
WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital Markets Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street, Suite 9
(No. and Street)

Albany New York 12207
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur L. Loomis, II (518) 426-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway Albany New York 12207
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 31 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital Markets Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

[Signature] II
Signature

President
Title

VIRGINIA FISSETTE
Notary Public, State of New York
No. 01FI1235475
Qualified in Albany County
Commission Expires February 28, 2006

[Signature: Virginia Fissette]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northeast Capital Markets Corp.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission (and Report of Independent Auditors)
December 31, 2005

Northeast Capital Markets Corp.
Index
December 31, 2005
Filed Pursuant to Rule 17a-5 of the Securities and Exchange Commission

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

The Board of Directors and Stockholders of
Northeast Capital Markets Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Northeast Capital Markets Corp. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the consolidated financial statements, the Company has had significant transactions with the related party.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

Northeast Capital Markets Corp.
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	28,025
Total assets	$	28,025
Commitments and contingencies		
Stockholder's Equity		
Stockholder's equity		
Common stock, $.01 par value; shares authorized 2,000,000; 100 shares issued and outstanding	$	1
Additional paid-in capital		20,999
Receivable - Northeast Capital & Advisory, Inc., net		(278,032)
Retained earnings		285,057
Total stockholder's equity	$	28,025

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statement of Operations
Year Ended December 31, 2005

Revenues	
Investment banking income	$ 161,729
Underwriting income	2,167
Interest income	415
Total revenues	164,311
Expenses	
Salary allocation expense	68,933
Other operating expense (Note 3)	49,929
Total expenses	118,862
Income before income taxes	45,449
Income tax expense	9,853
Net income	$ 35,596

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Receivable - Northeast Capital & Advisory, Inc.	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2004	$ 1	$ 20,999	$ -	$ 249,461	$ 270,461
Net income	-	-	-	35,596	35,596
Net increase in receivable - Northeast Capital & Advisory, Inc.	-	-	(278,032)	-	(278,032)
Balance, December 31, 2005	$ 1	$ 20,999	$ (278,032)	$ 285,057	$ 28,025

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 35,596
Adjustments to reconcile net income to net cash provided by operating activities	
Receivable - Northeast Capital & Advisory, Inc., net	(35,181)
Net cash provided by operating activities	415
Net increase in cash	415
Cash at beginning of period	27,610
Cash at end of period	$ 28,025

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

Organization

Northeast Capital Markets Corp. (the "Company") was formed in December 1992, for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker. The Company is a wholly owned subsidiary of Northeast Capital & Advisory, Inc. (the "Parent"). The Company began operations in June 1993. During the year ended December 31, 2005, the Company provided services to two customers.

The Company has no employees. The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company. The Parent is reimbursed for the cost of services provided to the Company by its personnel.

Revenue Recognition

Revenue is recognized based upon actual hours incurred on a particular contract, is recorded when services are rendered and may be subject to a contractual adjustment. All revenue relates to projects referred to the Company by the Parent.

Income Taxes

Income tax expense is provided on income as reported in the statement of operations regardless of when such taxes are payable. Deferred taxes, if any, result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

In 2005, the Company was included in the consolidated federal and state income tax return of the Parent. The income tax provision or benefit is computed on a separate return basis.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2005. Customer transactions are not handled by the Company. Typically transactions are processed through an escrow account, on a fully disclosed basis. The Company does not maintain margin accounts.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2005, the fair value of all the Company's financial instruments, consisting of Cash and Accounts receivable-Northeast Capital & Advisory Inc., net approximates their carrying values.

2. Related Party Transactions

The Parent incurs certain costs related to both the Parent and the Company. The Parent is reimbursed for salary costs allocated to the Company based on the number of hours worked, and general operating costs related to the Company based on the ratio of total expenses to total consolidated revenues, net of interest income, income taxes and other costs specific to the Company.

All Company revenue is collected by, and all Company expenses are paid by, the Parent.

3. Expenses

General operating expenses allocated to the Company by the Parent for the year ended December 31, 2005, consisted of the following:

General operating costs allocated by the Parent	$	5,582
Specific costs of the Company reimbursed to the Parent		44,347
	$	49,929

In addition, the Company incurred salary expense of $68,953, related to Parent personnel assigned to Company projects.

4. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Income tax expense (benefit) for the year ended December 31, 2005, is as follows:

Current income tax:		
Federal	$	6,396
State		3,457
	$	9,853

The effective Federal income tax expense (benefit) rate differed from the statutory Federal income tax rate for the following reasons:

Statutory tax rate	34.00%
Effect of graduated taxes	(19.00)
State income taxes, net of Federal income tax benefit	6.47
Meals and entertainment	0.21
Effective tax rate	21.68%

Included in Accounts receivable-Northeast Capital Advisory, Inc., net on the Company's statement of financial condition at December 31, 2005 are $64,594, representing amounts due to the Parent related to income taxes. The Company has no items that would be considered temporary differences under SFAS No. 109 at December 31, 2005.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital, as defined, of $28,025, which was $23,025 in excess of its minimum required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2005.

Northeast Capital Markets Corp.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
December 31, 2005

Net capital	
Total stockholder equity qualified for net capital	$ 28,025
Net capital	$ 28,025
Aggregate indebtedness - None	
Computation of basic net capital requirement	
6-2/3% of aggregate indebtedness	$ -
Minimum net capital requirement	$ 5,000
Excess net capital over minimum net capital requirement	$ 23,025
Excess net capital at 1000%*	$ 28,025
Ratio: Aggregate indebtness to net capital	-

* Calculated as net capital - (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There is no material difference between the Company's computation of capital as filed in the unaudited amended form X-17A-5 (2003 FOCUS Report filed quarterly by the Company) as of December 31, 2005 filed February 28, 2006 and the above schedule.

Northeast Capital Markets Corp.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule II

December 31, 2005

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED

The Company promptly transmits all funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.